Exhibit 21

List of Subsidiaries

North Penn Bancorp, Inc. is a mid-tier stock holding company in a mutual holding company structure.  North Penn Mutual Holding Company is the parent of North Penn Bancorp, Inc.  North Penn Bancorp, Inc. is the parent of North Penn Bank.